TCW/DW Income and Growth Fund
Item 77.C.     Matters Submitted to a Vote of Security
Holders
      Approval of an Agreement and Plan of Reorganization, dated February 25, 1999, between TCW/DW Income and Growth Fund and Morgan Stanley Dean Witter Income Builder Fund, pursuant to which substantially all of the assets of TCW/DW Income and Growth Fund would be combined with those of Morgan Stanley Dean Witter Income Builder Fund and shareholders of TCW/DW Income and Growth Fund would become shareholders of Morgan Stanley Dean Witter Income Builder Fund with a value equal to the value of their holdings in TCW/DW Income and Growth Fund:
For: 2,565,802      Against: 148,647         Abstain:
280,211